Exhibit 12.1
National Energy Group, Inc.
Computation of Historical Ratio of Earnings
to Fixed Charges
(in thousands, except for ratios)

	Year ended December 31,
Earnings	2002	2003	2004	2005	2006
Income before income taxes and extraordinary items	14,483	15,796	20,949	30,126	NA
Interest expense	18,964	15,115	13,940	13,940	NA
Amortization of debt issuance cost	0	0	0	0	NA
Interest portion of rental expense	135	135	135	135	NA
Earnings	33,582	31,046	35,024	44,201	NA

Fixed charges:
Interest, including capitalized portion	18,964	15,115	13,940	13,940	NA
Amortization of debt issuance cost	0	0	0	0	NA
Interest portion of rental expense	135	135	135	135	NA
Fixed charges	19,099	15,250	14,075	14,075	NA

Ratio of earnings to fixed charges	1.8X	2.0X	2.5X	3.0X	NA